Exhibit 4.2
Amendment to Employee Stock Purchase Plan
Section 13(a) of the Employee Stock Purchase Plan is hereby amended such that the maximum number of shares of the company’s Common Stock which shall be available for sale under the Plan shall be 8,900,000 shares of Common Stock, and Section 24 is hereby amended such that the term will expire on August 9, 2015.